K. Michael Carlton

+1.202.373.6070

michael.carlton@morganlewis.com

October 19, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust

File Nos. 333-132380 and 811-21864

Dear Ms. Vroman-Lee:

On behalf of our client, WisdomTree Trust (the “Trust” or the “Registrant”), we are responding to Staff comments we received orally on September 11, 2017, regarding the Trust’s Post-Effective Amendment No. 595, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on July 27, 2017 for the purpose of registering shares of the WisdomTree CBOE Russell 2000 PutWrite Strategy Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please confirm that all blanks and other missing information will be completed in the Fund’s effective registration statement. The Staff also notes that fees are material. Please include a completed fee table in your comment response letter.

Response: The Registrant confirms that blanks and other missing information will be included in the Fund’s 485(b) registration statement filing, which it anticipates will be filed on or about October 23, 2017. The Fund’s fee table is set forth below.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Ms. Ashley Vroman-Lee

October 19, 2017

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.49%
Distribution and/or Service (12b-1) Fees	None
Other Expenses	0.00%[1]
Total Annual Fund Operating Expenses	0.49%
Fee Waivers	(0.06)%[2]
Total Annual Fund Operating Expenses After Fee Waivers	0.43%[2]

[1]	Other Expenses are based on estimated amounts for the current fiscal year.
[2]	WisdomTree Asset Management, Inc. (‘WisdomTree Asset Management” or the “Adviser”) has contractually agreed to limit the Management Fee to 0.43% through December 31, 2018, unless earlier terminated by the Board of Trustees of WisdomTree Trust (the “Trust”) for any reason at any time.

2.	Comment: If the Fund’s fee waiver is subject to recoupment, please (i) include the terms of the fee waiver in a footnote to the fee table, and (ii) either in a footnote to the fee table or under Item 10 of the Prospectus, disclose that the Fund may only make re-payments to the investment adviser if such re-payments do not cause the Fund’s expense ratio, after the re-payment is taken into account, to exceed both (1) the expense cap in place at the time such amounts were waived, and (2) the Fund’s current expense cap.

Response: The fee waiver described in the second footnote to the Fund’s fee table is not subject to recoupment by the Adviser.

3.	Comment: The Staff notes that the Fund may invest up to 20% of its net assets in derivatives not included in the Index as well as exchange traded products, such as ETFs. If the Fund intends to invest in these securities and instruments as part of its principal investment strategy, please include a description of the Fund’s 20% bucket in the Fund’s Item 4 principal investment strategy as well as any corresponding risks in the Fund’s Item 4 principal risk section. If not, please remove the discussion of the Fund’s 20% bucket from the Item 9 description of the Fund’s principal investment strategy.

Response: The strategies noted by the Staff are not principal strategies of the Fund. To add clarity, the section heading title of “Other Investment Information” has been revised to “Non-Principal Information About the Fund’s Investment Strategies.”

4.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please confirm that “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” is a reference to the securities specified in the Fund’s ETF exemptive order (e.g., depositary receipts based on component securities and TBA transactions).

Response: As stated in the Trust’s index ETF exemptive application, filed on August 13, 2007 and amended September 19, 2007, the Trust anticipates that “investments that have economic characteristics substantially identical to those of the Component Securities of an Underlying Index will encompass securities such as depositary receipts based on Component Securities and TBA Transactions.” WisdomTree Investments, Inc., et al, Investment Company Act Release No. 27976 (Sept. 21, 2007).

Ms. Ashley Vroman-Lee

October 19, 2017

5.	Comment: The Staff notes that the Fund may invest in derivatives not included in the Index that “the Adviser or Sub-Adviser believes will help the Fund to track the Index.” Please explain why the Fund would invest in these derivatives. If the Fund will not invest in derivatives that are not included in the Index as part of its principal investment strategy, please delete this disclosure.

Response: The Fund does not intend to invest in derivatives that are not included in the Index as part of its principal investment strategy. The disclosure is included in the section now titled “Non-Principal Information About the Fund’s Investment Strategies.”

6.	Comment: The Staff notes that, in the section titled “Other Investment Information” in Item 9 of the Fund’s Prospectus, the Registrant discloses that the Fund may invest in Russell 2000 ETF put options, total return swaps on the Russell 2000 Index, Russell 2000 Index futures, and options on Russell 2000 Index futures. Further, the Staff notes that the Registrant describes the Fund’s principal risks associated with investing in forward currency contracts, futures contracts, options and options on futures, and swaps under “Derivatives Risk” in Item 9 of the Fund’s Prospectus. Is investing in these derivative instruments part of the Fund’s principal investment strategy? If so, please include corresponding disclosure under Item 4 of the Prospectus.

Response: As noted above, the disclosure under the section previously titled “Other Investment Information” does not reflect the Fund’s principal investment strategy and this section is now titled “Non-Principal Information About the Fund’s Investment Strategies.” Accordingly, the risk disclosure with respect to forward currency contracts, futures contracts, options on futures and swaps has been removed from “Derivatives Risk” in Item 9.

7.	Comment: Please include principal risk disclosure related to the Fund’s investment in Treasury bills.

Response: The following principal risk has been added:

U.S. Treasury Bill Risk: Treasury bills may differ from other debt securities in their interest rates, maturities, times of issuance and other characteristics and may provide relatively lower returns than those of other securities. Similar to other issuers, changes to the financial condition or credit rating of the U.S. government may cause the value of the Fund’s Treasury bill holdings to decline.

8.	Comment: The Staff notes that each principal risk of the Fund should be tied to a principal investment strategy of the Fund. The Staff further notes that “Non-Diversification Risk” is a principal risk of the Fund. Accordingly, please revise the Fund’s principal investment strategy to reflect that the Fund is non-diversified.

Ms. Ashley Vroman-Lee

October 19, 2017

Response: Although the Staff notes that principal risks should be tied to principal strategies, Item 9(b) simply says “Disclose the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.” The Registrant does not believe it needs to state the Fund is non-diversified in the Fund’s principal investment strategy unless it considers this to be a principal investment strategy of the Fund, which is not the case. Although “non-diversification” may be considered a policy used by the Fund, it’s not a “policy, practice, or technique used by the Fund to achieve [the Fund’s] investment objectives” (e.g., tracking the Index).

9.	Comment: The Staff notes that “Operational Risk” is a principal risk of the Fund. Please revise the Fund’s principal investment strategy to reflect that the Fund relies on the third-party service providers described in the Fund’s Operational Risk. If this is not a principal risk of the Fund that should be included in the Fund’s principal investment strategy, consider deleting Operational Risk.

Response: Operational Risk has been moved to the “Additional Non-Principal Risk Information” section.

10.	Comment: The Staff notes that “Portfolio Turnover Risk” is a principal risk of the Fund. Please revise the Fund’s principal investment strategy to reflect that the Fund will incur a high level of transaction costs due to its high portfolio turnover.

Response: The Registrant notes that the Fund’s principal investment strategy already discloses that the Fund’s strategy involves the sale of rolling RUT Puts on a monthly basis and investing in one-month Treasury bills. The Registrant respectfully declines to disclose any risks to the Fund associated with high portfolio turnover and related costs as these risks are already properly disclosed in the Fund’s principal risks section.

11.	Comment: Please identify the Fund’s sub-adviser and portfolio managers via correspondence.

Response: The Fund’s sub-adviser is Mellon Capital Management Corporation. The Fund is managed by Vassilis Dagioglu and James Stavena.

12.	Comment: Please explain supplementally how the Fund values derivatives.

Response: The Fund values RUT Puts based on the last sale price available furnished by a pricing service, such as Reuters. The Registrant confirms that notional value is not used for the Fund’s 80% calculation of RUT Puts.

13.	Comment: Under “Additional Principal Risk Information About the Fund,” the Staff notes the inclusion of “Issuer Specific Risk,” which discloses that “[t]he value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.” Please describe who are the “smaller, less well-known issuers” through which the Fund invests or remove this language. Given that the Fund invests in Treasury bills and RUT Puts as its principal investment strategy, consider tailoring any generic Issuer Specific Risk disclosure, as appropriate, to better reflect the Fund’s strategy.

Ms. Ashley Vroman-Lee

October 19, 2017

Response: We have deleted the above-referenced sentence from the description of Issuer Specific Risk.

14.	Comment: Under “Additional Principal Risk Information About the Fund,” the Staff notes the inclusion of Market Risk, which discloses that “[t]he trading prices of equity securities, fixed income securities, currencies, commodities, and other instruments fluctuate in response to a variety of factors.” Given that the Fund invests in Treasury bills and RUT Puts as its principal investment strategy, consider deleting any reference to securities or instruments that are not included in the Fund’s principal investment strategy.

Response: Although the Fund does not invest in equities, commodities or currencies as part of its principal investment strategy, the Registrant believes that “[t]he Fund’s NAV and market price… may fluctuate significantly in response to [a variety of] factors” that impact the “entire market.” Accordingly, the Fund’s Market Risk describes factors that impact the trading prices of “equity securities, fixed income securities, currencies, commodities, and other instruments,” not just RUT Puts and Treasury bills, and the Registrant respectfully declines to revise the “Market Risk” disclosure.

* * * * *

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.